# Nasdaq Regulation

**Nasdaq**

**Eun Ah Choi**
**Senior Vice President**
**U.S. Listing Qualifications & Market Surveillance**

_By Electronic Mail_

October 20, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 18, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from reAlpha Tech Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


Common Stock, $0.001 par value per share


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

_Eun Ah Choi_